FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ____________________________________________________________________________
 1. Name and Address of Reporting Person
    Wexford Spectrum Investors LLC
    411 West Putnam Avenue, Suite 125
    Greenwich, Connecticut 06830
 ____________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    Complete Wellness Centers, Inc. (CMWL)
 ____________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ____________________________________________________________________________
 4. Statement for Month/Year
    December 1998
 ____________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

    August 18, 1998
 ____________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
    (  ) DIRECTOR
    (x ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)

   _____________________________________________________

 ____________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)

  ( x ) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

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 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ____________________________________________________________________________
 1. Title of Security (Instr. 3)
      Common Stock, par value $.0001665 per share (1)

 ____________________________________________________________________________
 2. Transaction Date (Month/Day/Year)
      September 30, 1998, December 31, 1998 and January 4, 1999
 _________________________________________________________________
 3. Transaction Code (Instr. 8)
      J
 ___________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      63,955 shares (A)
 ____________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 660,533 shares
 ____________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      (D) and (I)
 ____________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)
      By management
 ____________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ============================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ____________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
      Senior Convertible Preferred Stock, par value $.01 per share
 ____________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
      (1)
 ____________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
      September 30, 1998 and December 31, 1998
 ____________________________________________________________________________
 4. Transaction Code (Instr. 8)
      J
 ____________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)
      1,057 shares (A)

 ____________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
      (1)
 ____________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      Common Stock 30,205 shares
 ____________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)
      (1)
 ____________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
      21,937 shares
 ___________________________________________________________________________
10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
      (D)
 ____________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 EXPLANATION OF RESPONSES:

 (1) On September 30, 1998, Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("Wexford") received as a dividend on their shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Complete Wellness Centers, Inc. (the "Company"), a total of 2,610 additional shares of Preferred Stock, of which 2,088 shares were payable as a dividend to Imprimis and 522 shares were payable as a dividend to Wexford. On December 31, 1998, Wexford and Imprimis received as a dividend on their shares of Preferred Stock a total of 2,676 additional shares of Preferred Stock, of which 2,141 shares were payable as a dividend to Imprimis and 535 shares were payable as a dividend to Wexford. As a result of the dividends, Wexford holds 21,937 shares of Preferred Stock, and may be deemed to own beneficially own 626,783 shares of common stock, par value $.0001665 per share (the "Common Stock"), of the Company.

      In addition, Wexford may be deemed to have an interest in certain options granted to individuals who are employees of Wexford Management LLC ("Wexford Management"), the manager of Imprimis and Wexford. Imprimis and Wexford, as the holders of all of the Preferred Stock, had the right, pursuant to the Certificate of Designation, Preferences and Rights for the Preferred Stock (the "Certificate"), to hold majority representation on the Company's Board of Directors in the event that the Company failed to redeem all of the Preferred Stock on or prior to January 3, 1999. In anticipation that the Company would not redeem the Preferred Stock, Imprimis and Wexford requested that the Company hold a special meeting of its Board of Directors (the "Special Meeting") to elect that number of nominees of Wexford and Imprimis that would constitute a majority of the Company's Board. On January 4, 1999, the Company held the Special Meeting, at which the Board of Directors voted to increase the number of directors on the Board to 15 and elected eight nominees of Wexford and Imprimis as directors. The Wexford and Imprimis nominees elected as directors are Kenneth A. Rubin, Frederick B. Simon, Frank Goveia, Joseph M. Jacobs, Jay L. Maymudes, Arthur H. Amron, Paul M. Jacobi and Douglas J. Lambert (collectively, the "Wexford Directors"), all of whom are employees of Wexford Management. Each of the Wexford Directors was granted, effective as of the date he assumed his position as director, but subject to the approval of the stockholders of the Company, an option to purchase 7,500 shares of Common Stock at an exercise price of $3.4375 per share. The options vest 50% at the time of grant and 50% one year from the date of grant and expire on January 4, 2004. As a result, upon stockholder approval, the Wexford Directors will, in the aggregate, have options to purchase an aggregate of 60,000 shares of Common Stock and may be deemed to be the beneficial owners of 30,000 shares of Common Stock, which is the number of shares for which their options are immediately exercisable. In addition, Mr. Simon has an option, which is currently vested, granted on May 26, 1998, to purchase 3,750 shares of Common Stock at an exercise price of $2.81 per share in connection with his prior services as a director of the Company, and which expires on May 26, 2003. Wexford may be deemed to have an interest in all of the shares for which such options are currently exercisable.

      As a result of the payment of dividends and the grant of options described above, Wexford beneficially owns 660,533 shares of Common Stock, composed of 626,783 shares of Common Stock issuable pursuant to its Preferred Stock and 33,750 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford, the Common Stock attributable to them as a result, and the options granted to the Wexford Directors.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford, the Common Stock attributable to them as a result, and the options granted to the Wexford Directors.


 WEXFORD SPECTRUM INVESTORS LLC
 **  SIGNATURE OF REPORTING PERSON

      By:  /s/ Frederick Simon                               January 11, 1999
           ---------------------------                       ----------------
      Name:    Frederick B. Simon                                DATE
      Title:   Vice President

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).